

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2021

Greg Simon
Chief Executive Officer and Chief Financial Officer
Intelligent Medicine Acquisition Corp.
9001 Burdette Rd.
Bethesda, MD 20817

Re: Intelligent Medicine Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted March 19, 2021
CIK No. 0001850051

Dear Mr. Simon:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed March 19, 2021

Risk Factors
The grant of registration rights to our sponsor may make it more difficult to complete our initial business combination, page 66

1. Revise this risk factor to make clear that the founder shares may become transferable earlier than one year following a business combination if the company's shares trade for a relatively small premium ($12.00) to your initial public offering price ($10.00) thereby enhancing the potential dilution to your public shareholders.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at 202-551-3673 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Will Burns